POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Response to the Requested Disclosure from KRX regarding POSCO’s investment plan in China.

EX-99.1

Response to the Requested Disclosure from KRX
regarding POSCO’s investment plan in China

- Date of diclosure related with: April 3, 2008 -

POSCO is reviewing the investment opportunities by acquiring a steel company in China, but nothing has been determined yet.

When any other decision is made, we will disclose immediately.